15026087

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SEC
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APR 02 2015
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SEC FILE NUMBER
8 - 21076

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DOMINICK & DICKERMAN, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 52ND STREET
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES POIT (212) 558-8928
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name -- *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tg 4/17

OATH OR AFFIRMATION

I, TODD DEMATTEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOMINICK & DICKERMAN, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT M. HLADEK
Notary Public, State of New York
No. 01HL6010772
Qualified in New York County
Commission Expires 7/18/18

Robert M. Hladek
Notary Public

Signature

CHIEF EXECUTIVE OFFICER (1)
Title

(1) Acting, effective January 24, 2015

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINICK & DICKERMAN, LLC
FORMERLY
DOMINICK & DOMINICK, L.L.C.
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

DOMINICK & DICKERMAN, LLC
FORMERLY
DOMINICK & DOMINICK, L.L.C.
(A Limited Liability Company)
DECEMBER 31, 2014

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Dominick & Dickerman, LLC

We have audited the accompanying statement of financial condition of Dominick & Dickerman, LLC (formerly Dominick & Dominick, L.L.C.) as of December 31, 2014. This financial statement is the responsibility of Dominick & Dickerman, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dominick & Dickerman, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that Dominick & Dickerman, LLC will continue as a going concern. As discussed in Note 12 to the statement of financial condition, Dominick & Dickerman, LLC's significant operating losses raise substantial doubt about its ability to continue as a going concern. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 31, 2015

DOMINICK & DICKERMAN, LLC
FORMERLY
DOMINICK & DOMINICK, L.L.C.
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	193,720
Due from clearing broker		1,376,131
Securities owned, at fair value		743,698
Notes receivable		11,667
Other assets		348,381
Assets of discontinued operations		47,945
TOTAL ASSETS	$	2,721,542

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Compensation payable	$	56,300
Liabilities of discontinued operations		1,541,473
Total liabilities		1,597,473
Commitments and contingencies (Notes 9 and 12)		
Members' equity		1,123,769
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,721,542

See accompanying notes to statement of financial condition.

DOMINICK & DICKERMAN, LLC
FORMERLY
DOMINICK & DOMINICK, L.L.C.
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

NOTE 1. ORGANIZATION

Dominick & Dickerman, LLC (the "Company") (formerly Dominick & Dominick, L.L.C.) is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered with the SEC as a registered investment advisor. The Company provides brokerage services to the public, related companies and individuals, as well as corporate finance and investment advisory services.

As a limited liability company, the members are not responsible for the debts of the Company unless they are specifically guaranteed.

As more fully described in Note 11, the Company entered into an agreement pursuant to which it sold its private wealth management division and related assets to Wunderlich Securities Inc.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Owned
Marketable securities are valued at market value. Securities owned that are not readily marketable are valued at fair value as determined by management.

Revenue Recognition
The Company records proprietary securities transactions and commission revenues and related expenses on a trade-date basis.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets.

Use of Estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Uncertain Tax Positions
The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to the New York City Unincorporated Business Tax. With few exceptions, the Company is no longer subject to federal, state or local income tax examinations by taxing authorities for years before 2011.

Fair Value Measurements

Pursuant to FASB ASC 820, *Fair Value Measurement*, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs which are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. Except as disclosed in Note 11, the Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 3. BROKERAGE ACTIVITIES AND CREDIT RISK

The Company clears all securities transactions through another broker-dealer on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. The Company maintains cash in a bank account that, at times, may exceed federally-insured limits.

NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table summarizes the Company's assets and liabilities required to be measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Money market funds	$ 453,389	$ -	$ -	$ 453,389	(a)
Securities owned:					
Equities:					
Other	67,944			67,944	(a)
Foreign currencies	27,920	-	-	27,920	(a)
Auction preferred shares:					
Municipal Trust	-	169,905	-	169,905	(b)
Other	-	20,902	-	20,902	(b)
Restricted equity securities	-	3,638	-	3,638	(a)
Total	$ 549,253	$ 194,445	$ -	$ 743,698	

Money market funds, equity securities, and foreign currencies for Level 1 are valued at quoted market prices. Auction preferred shares are valued at cost, which approximates their liquidation preference value. During the year ended December 31, 2014, there were no transfers between levels of the fair value hierarchy.

NOTE 5. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Substantially all of the Company's cash is held in accounts at a major financial institution and is, therefore, subject to the credit risk of that financial institution.

The Company's securities owned and amounts due from brokers and dealers are held at its clearing broker and are, therefore, along with cash balances held at the clearing broker, subject to the credit risk of the clearing broker.

From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected.

The Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying securities, thereby reducing the associated risk of changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at December 31, 2014.

NOTE 6. NOTES RECEIVABLE

Notes receivable bear interest at the rate of 3.5% per annum and mature at various dates through January 2015. Notes receivable are due from employees and are unsecured.

NOTE 7. PROPERTY AND EQUIPMENT

At December 31, 2014, property and equipment, included in "Assets of discontinued operations" in the accompanying statement of financial condition, consisted of the following:

Furniture and fixtures	$ 1,812,233
Computer equipment and programs	3,057,457
Leasehold improvements	1,714,186
	6,583,876
Less: accumulated depreciation and amortization	(6,535,931)
Property and equipment, net	$ 47,945

Depreciation and amortization for the year ended December 31, 2014, amounted to $111,806.

NOTE 8. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2014, the Company had net capital of approximately $640,000 which was in excess of the Company's required net capital of approximately $107,000. The Company's percentage of aggregate indebtedness to net capital was 249.48% as of December 31, 2014.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is a plaintiff in a collection action against Deutsche Oel & Gas AG ("Defendant") for non-payment of $2,900,000 in fees under an exclusive agency agreement made September 30, 2013 ("Agreement') between the parties. The Agreement appointed the Company as the exclusive financial agent and advisor to Defendant in the United States in connection with capital raises of up to $325 Million in debt or equity-based funding ("Funding"). During the term of the Agreement, Defendant obtained $160 Million in Funding from a United States energy-focused private equity firm with offices in California, New Jersey and Texas. Upon presentment of invoice for services, Defendant declined payment without giving reasons. The Company then filed this action in August 2014 in the United States District Court, Southern District of New York. The matter is currently in discovery.

In the normal course of business, the Company is named, from time to time, as a defendant in various legal actions, including complaints, arbitrations and other litigation. Such actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company is presently the subject of one arbitration.

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty the outcome or potential loss or range of loss related to such matters.

NOTE 9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Lease Commitments

In January 2015, the Company entered into a new New York City lease for its headquarter office under a non-cancellable operating lease that expires in 2019. Certain details of the lease have not been finalized. The approximate future minimum annual payments required as of December 31, 2014, over the terms of the new lease is as follows:

Year ending December 31:	Obligations
2015	$ 419,000
2016	429,000
2017	440,000
2018	450,000
2019	460,000
	$ 2,198,000

NOTE 10. MEMBERS' EQUITY

At December 31, 2014, the Company's equity interests are comprised of the following:

	Authorized	Issued and Outstanding
Common units	17,000,000	200,000
Series A preferred units	1,000,000	600,000
Series B preferred units	2,000,000	1,801,600

The common units are voting units with no stated value.

Profits, losses and distributions are allocated among the members as provided for in the Company's operating agreement.

Holders of the preferred units have no voting rights and are entitled to a cumulative preferred return equal to a set percentage of the redemption value (as defined) for each respective series. However, the cumulative preferred returns will not accumulate or accrue for any period prior to June 30, 2015. Redemption of preferred units can only be made at the direction of the Board of Managers. The redemption (liquidation) value of both the Series A and Series B preferred units is $10 per unit.

The Company's operating agreement provides for preferred return percentages amounting to 4% and 4.52% for the Series A preferred units and Series B preferred units, respectively.

The Company received an aggregate of $1,000,000 during 2014 for the issuance of an additional 100,000 Series B preferred units.

NOTE 11. DISCONTINUED OPERATIONS

On September 29, 2014, the Company entered into an Asset Purchase Agreement ("APA") with Wunderlich Securities, Inc. ("Wunderlich"), whereby Wunderlich agreed to purchase the Company's Private Wealth Management Division and related assets ("PWM"). The purchase price for the PWM assets was paid in the form of Wunderlich's common shares, all of which will be distributed to the Company's members. Purchased assets included furniture, fixtures, computers, equipment, customer accounts and records and such other assets as defined in the APA. As part of the transaction, Wunderlich also assumed obligations, as defined per the APA, including commercial lease obligations for the Company's offices in: New York City, New York; Atlanta, Georgia; Miami, Florida; and Basel Switzerland. A large majority of the Company's employees, specifically wealth management employees, were hired by Wunderlich as part of the transaction.

In October 2014, the Company filed a continuing membership application (Application Number 20140433282) with FINRA pursuant to which the Company declared its plan to exit the private wealth management business and to focus primarily on investment and merchant banking, worldwide.

In accordance with the provisions of FASB ASC 205, *Presentation of Financial Statements – Discontinued Operations*, the results of operations of PWM have been reported as discontinued operations.

The following table summarizes PWM assets and liabilities at December 31, 2014:

Assets of discontinued operations:	
Property and equipment, net	$ 47,945
Liabilities of discontinued operations:	
Compensation payable	$ 584,735
Soft dollar payable	376,171
Accounts payable, accrued expenses, and other liabilities	580,567
Total liabilities from discontinued operations	$ 1,541,473

NOTE 12. GOING CONCERN

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. The Company has incurred a significant operating loss in 2014 as well as in previous years, and the consideration received by the Company in the sale of its PWM business will be distributed to its members (See Note 11 for additional detail). Continued losses without further capital infusion could place the Company at risk of not being able to meet the SEC's Uniform Net Capital Rule (Rule 15c3-1, "Net Capital Requirements for Brokers or Dealers") in the future. These factors raise substantial doubt about the Company's ability to continue as a going concern.

The Company intends to focus its business primarily on investment and merchant banking. Management continues to finalize its recapitalization and operating plans.